July 22, 2011

U.S. Securities and Exchange Commission

Attn: Kathleen Collins; Accounting Branch Chief

One Station Place

100 F Street NE

Washington, D.C. 20549

Re:

CoConnect, Inc.

Item 4.02 Form 8-K

Filed July 21, 2011

File No. 000-18805

Dear Ms. Collins:

Reference is hereby made to the correspondence of the Securities and Exchange Commission accounting staff (the “Staff” or “SEC” or “your”) to CoConnect, Inc., a Nevada corporation (the “Company”), dated as of July 22, 2011 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K dated July 21, 2011 (the “Current Report”).  In response to your Comment Letter, we respectfully provide you with the following response, in number order, to the corresponding Item in your Comment Letter.

Staff Comment

Form 8-K dated July 21, 2011

Item 4.02. Non-Reliance on Previously Issued Financial Statements

1.

We note that your independent registered public accounting firm notified the company of an error in your financial statements.  Pursuant to Item 4.02(c) of Form 8-K you must provide your independent accountant with a copy of the disclosures included in your Item 4.02 Form 8-K filing and request that they furnish to you as promptly as possible a letter addressed to the Commission stating whether they agree with your statements and, if not, stating the respects in which they do not agree.  Please amend your filing to include such letter from your independent registered public accounting firm pursuant to Item 4.02 (c) of Form 8-K.

Company Response

The Company has provided our independent accountant with a copy of the disclosures included in our Item 4.02 Form 8-K filing.  The Company has filed an amended 8-K on July 22, 2011, that includes a letter addressed to the Commission from our independent accountant stating their agreement with our statements found in Item 4.02 of the Form 8-K.

2.

In addition, please revise to disclose the date on which you were advised or notified by your independent registered public accounting firm of the error in your financial statements pursuant to Item 4.02(b) of Form 8-K.

Company Response

The Company has filed an amended Form 8-K on July 22, 2011, the amended Form 8-K provides the date on which we were advised by our independent register public accounting firm of the error.

The Company further acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or desire any additional information, please feel free to contact the undersigned at any time at (760) 692-1162.

Sincerely,

COCONNECT, INC.

By: /s/ Brad M. Bingham

Brad M. Bingham, Esq.

Interim Chief Executive Officer

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